UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
______________________________________________

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of September, 2010

Commission File Number ________________

Novogen Limited
(Translation of registrant’s name into English)

140 Wicks Road, North Ryde, NSW, Australia
(Address of principal executive office)
___________________________________

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(l): ☐

Note: Regulation S-T Rule 101 (b)( I) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule lO1(b)(7): ☐

Note: Regulation S-T Rule l01(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule l2g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Novogen Limited
(Registrant)
/s/  Ron Erratt
Ronald Lea Erratt
Company Secretary
Date 24 September, 2010

ASX & MEDIA RELEASE
24 SEPTEMBER, 2010

MARSHALL EDWARDS CEO TO PRESENT AT JMP SECURITIES HEALTHCARE CONFERENCE

Novogen Limited’s subsidiary, Marshall Edwards, Inc., (NASDAQ: MSHL) recently made the following announcement:

San Diego – 22 September, 2010 – Marshall Edwards, Inc.(Nasdaq: MSHL), an oncology company focused on the clinical development of novel anti-cancer therapeutics, announced today that Daniel P. Gold, PhD, President and Chief Executive Officer, will present an update on Marshall Edwards and its novel oncology programs at the JMP Securities Healthcare Conference on Monday, 27 September, 2010 beginning at 4.30 pm EDT from the New York Palace Hotel.  A live webcast of the presentation can be accessed at www.marshalledwardsinc.com.  A replay will be available approximately one hour after the presentation and archived for 30 days.

About Marshall Edwards

Marshall Edwards, Inc. (NASDAQ: MSHL) is a San Diego-based oncology company focused on the clinical development of novel anti-cancer therapeutics.  These derive from an investigational isoflavone technology platform that has generated a number of compounds with anti-proliferative tumour activity.  These small molecules are believed to interact with specific enzyme targets resulting in inhibition of tumour cell metabolism, a function critical for cancer cell survival.  The Company’s lead programs focus on two groups of compounds with related but distinct mechanisms of action.  The first and most advanced is its NADH oxidase program, a family of compounds that includes triphendiol and NV-143. The second is its novel mTORC1 and mTORC2 pathway inhibitor program, which includes NV-128 and NV-344.  Both programs are expected to advance into the clinic in 2011.  For more information, please visit www.marshalledwardsinc.com.

For Australian shareholders the time and date for the presentation equates to 6.30 am Tuesday 28 September, 2010.